Exhibit 99.1
FOR IMMEDIATE RELEASE
City of Dreams Contributes to Expansion of the Macau Gaming Market in July
New York, Monday, August 3, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced July operating statistics for City of Dreams, its “must experience” urban integrated entertainment resort that opened on June 1.
Rolling chip volume at City of Dreams in July was approximately US$2.65 billion, up 36% from June’s rolling chip volume. The average number of rolling chip gaming tables in operation at City of Dreams in July was approximately 136.
In the mass market segment, City of Dreams generated approximately US$132 million of table games drop in July. This represents a 33% sequential increase from the approximate US$100 million of drop recorded in June. On average, there were 353 mass market gaming tables in operation at City of Dreams in July.
Gaming machine handle (volume) was approximately US$92 million in July. This represents a 13% sequential increase from June. Approximately 1,312 gaming machines were in operation at the property, on average, during July.
For the month, visitation reached approximately 1.1 million at City of Dreams or approximately 37,000 visitors per day on average.

Total rolling chip volume at Altira Macau increased sequentially in July over June by 15% to US$3.17 billion, demonstrating the Company’s clear strategic focus of minimizing cannibalization of rolling chip play between Altira Macau and City of Dreams.
On a combined basis across both Altira Macau and City of Dreams, the Company’s rolling chip hold percentage was 2.94%, modestly above our target hold percentage of 2.85%.
Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, stated, “Based on media reports that indicate an approximate 3% year-over-year increase in gross gaming revenue in Macau in July, City of Dreams has clearly contributed to a return in year over year growth in the market, despite continued challenges in the operating environment and with global macro economic headwinds.
“Our ongoing marketing efforts have improved awareness of City of Dreams in the region, which has translated into meaningfully improved mass market gaming volumes. This, combined with effective yield management, has greatly improved the gaming profile of visitors arriving at City of Dreams. Agreements with our gaming promoters to cap maximum rolling chip commissions offered at City of Dreams in Cotai at an all-inclusive amount of 1.25% remain in full effect.”
Mr. Ho continued, “We remain in the early stages of introducing City of Dreams and expect the property to continue to expand its gaming volumes and profitability as we execute on our various marketing and yield management programs, and on our plans to open the approximate 800 guest room Grand Hyatt Macau by the end of this current quarter. The macro environment in Macau is, in our assessment, also likely to materially improve during the coming months.”
Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for Phase 2 of City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (www.altiramacau.com) (formerly Crown Macau), opened on May 12, 2007 and Phase 1 of its second property, City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau, opened on June 1, 2009. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,500 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top 100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
For additional information, please contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com